SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


                       Video Network Communications Inc.
                                (Name of Issuer)


                         Common Stock, par value $0.01
                         (Title of Class of Securities)


                                 (CUSIP Number)


                              Bill Gannon
                              Gannon and Company
                              2105-1331 Alberni Street
                              Vancouver, BC, Canada
                              V6e 4S1
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                    3/10/02
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               (Page 1 of 7 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No._______                       13D                     Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Hamouth Family Trust

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     BK

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     West Vancouver, British Columbia, Canada
     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER

                    43,280 shares 2.0%
  NUMBER OF    _________________________________________________________________
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          157,908 shares 7.4%
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    EACH            43,280 shares 2%
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    157,908 shares 7.4%

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     201,188 shares of Common Stock

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.4%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     Hamouth Family Trust       OO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                     Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Rene Hamouth

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     West Vancouver, British Columbia, Canada
     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER

                    43,280 shares
  NUMBER OF    _________________________________________________________________
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    EACH            43,280 shares
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER



________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     Rene Hamouth               IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                     Page 4 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leona Hamouth

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*



________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     West Vancouver, British Columbia, Canada
     Canadian
________________________________________________________________________________
               7    SOLE VOTING POWER

                    16,000 shares
  NUMBER OF    _________________________________________________________________
   SHARES      8    SHARED VOTING POWER
BENEFICIALLY
  OWNED BY
    EACH       _________________________________________________________________
  REPORTING    9    SOLE DISPOSITIVE POWER
   PERSON
    EACH            16,000 shares
    WITH       _________________________________________________________________
               10   SHARED DISPOSITIVE POWER



________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)



________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     Leona Hamouth              IN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._______                       13D                     Page 5 of 7 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.
     Common stock, par value $0.01
     Video Network Communications, Inc.
     50 International Drive, Portsmouth, NH, 03801
________________________________________________________________________________
Item 2.  Identity and Background.

1.   (a) Hamouth Family Trust

     (b) 2608 Finch Hill, West Vancouver, BC, Canada, V7S 3H1

     (c) Principal business:

     (d) No

     (e) No

2.   (a) Rene Hamouth

     (b) 2608 Finch Hill, West Vancouver, BC, Canada, V7S 3H1

     (c) Principal business:

     (d) No

     (e) No

     (f) Citizenship: Canadian

3.   (a) Leona Hamouth

     (b) 2608 Finch Hill, West Vancouver, BC, Canada, V7S 3H1

     (c) Principal business:

     (d) No

     (e) No

     (f) Citizenship: Canadian

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

         The amount of funds used in acquiring the securities by:

              Hamouth Family Trust                      $329,431
              Rene Hamouth                              $120,253
              Leona Hamouth                              $35,967

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) It is the intention of the reporting persons to own as much of these securities as they can afford to purchase.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.


     (a) The following list sets forth the aggregate number and percentage (based on 10,667,970 Common stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 2001 and the reverse1:5 stock split announced February 7, 2002 leaving 2,133,594 Common stock outstanding), of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of March 13, 2002:

                                    Shares of                 Percentage of
                                    common stock              common stock
         Name                       beneficially owned        beneficially owned
         ----                       ------------------        ------------------
         Hamouth Family Trust            141,908                    6.7%
         Rene Hamouth                     43,280                    2.0%
         Leona Hamouth                    16,000                    0.7%

CUSIP No._______                       13D                     Page 6 of 7 Pages

(b) Rene Hamouth, by virtue of being the trustee for Hamouth Family Trust may be deemed to have sole power to vote and dispose of 141,908 shares of Common Stock, representing 6.7% of the outstanding Common Stock.

         Rene Hamouth has the sole power to vote and dispose of 43,280 shares of Common Stock, representing 2.0% of the outstanding Common Stock.

         Rene Hamouth, by virtue of being the husband of Leona Hamouth, may be deemed to have shared power to vote and dispose of 16,000 shares of Common Stock, representing 0.7% of the outstanding Common Stock.

         (c) The following is a description of all transactions in shares of Common Stock od the Issuer by the reporting persons identified in Item 2 of this Schedule 13D effected from January 11, 2002 to March 13, 2002, inclusive:

                                 Date of                  Number of Shares          Purchase or Sale
         Name                    Purchase or Sale         Purchased (Sold)          Price per Share
         ----                    ----------------         ----------------          ---------------
         Hamouth Family Trust       1/17/02                   (45,000)                    $0.35
                                    1/18/02                   (20,000)                    $0.30
                                    1/22/02                   (20,000)                    $0.27
                                    1/23/02                    (3,000)                    $0.30
                                    1/24/02                   (10,320)                    $0.30
                                    1/30/02                    64,000                     $0.30
                                    1/31/02                    15,000                     $0.32
                                    2/1/02                      5,000                     $0.32
                                    2/8/02                     10,000                     $0.27
                                    2/11/02                    10,000                     $0.24
                                    2/8/02                   (121,180)            Exchange 1:5 split
                                    2/8/02                     24,236             Exchange 1:5 split
                                    2/20/02                     6,500                     $1.64
                                    2/21/02                     9,500                     $1.83
                                    2/22/02                    17,461                     $1.87
                                    2/25/02                    13,000                     $2.02
                                    2/26/02                    21,600                     $2.38
                                    2/27/02                    21,831                     $2.76
                                    2/28/02                    30,780                     $2.95
                                    3/1/02                      2,000                     $2.93
                                    3/11/02                     5,000                     $2.14

         Rene Hamouth               3/4/02                      7,300                     $2.53
                                    3/5/02                     35,980                     $2.76

         Leona Hamouth              3/7/02                      3,500                     $2.73
                                    3/12/02                    12,500                     $2.06

     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons described in Item 2 and between such persons and any person with respect to any securities of the issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None

________________________________________________________________________________

                                                               Page 7 of 7 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Date: March 13, 2002




                                                 Hamouth Family Trust

                                                      /s/ Rene Hamouth
                                                     ---------------------------
                                                 By: Rene Hamouth



                                                      /s/ Rene Hamouth
                                                     ---------------------------
                                                          Rene Hamouth



                                                      /s/ Leona Hamouth
                                                     ---------------------------
                                                          Leona Hamouth

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).